Condensed Consolidated Interim Financial Statements
March 31, 2021

(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Unaudited)

		March 31,	December 31,
	Note	2021	2020

ASSETS
Current assets
Cash and equivalents		197,018	85,110
Accounts receivable		30,846	6,689
Inventories	9	50,156	58,841
Other financial assets	8	11,806	3,583
Prepaids		3,122	2,975
		292,948	157,198

Property, plant and equipment	10	768,258	742,619
Other financial assets	8	5,256	5,298
Goodwill		5,185	5,250
		1,071,647	910,365

LIABILITIES
Current liabilities
Accounts payable and other liabilities		48,038	51,747
Current portion of long-term debt	11	18,888	17,617
Current portion of deferred revenue	12	6,726	5,604
Interest payable on senior secured notes		4,890	1,160
Current income tax payable		687	2,356
		79,229	78,484

Long-term debt	11	520,781	345,787
Provision for environmental rehabilitation ("PER")		80,097	78,983
Deferred and other tax liabilities		34,642	39,060
Deferred revenue	12	46,413	47,154
Other financial liabilities	13	4,991	3,525
		766,153	592,993

EQUITY
Share capital	14	473,711	472,870
Contributed surplus		54,540	53,433
Accumulated other comprehensive income ("AOCI")		5,065	7,674
Deficit		(227,822)	(216,605)
		305,494	317,372
		1,071,647	910,365

Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated interim financial statements

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2021	2020

Revenues	3	86,741	62,084
Cost of sales
Production costs	4	(56,428)	(56,161)
Depletion and amortization	4	(15,838)	(27,148)
Earnings (loss) from mining operations		14,475	(21,225)

General and administrative		(5,296)	(3,898)
Share-based compensation expense	14b	(2,790)	(184)
Project evaluation expenditures		(312)	(157)
Gain (loss) on derivatives	5	(1,991)	5,855
Other income		352	395
Income (loss) before financing costs and income taxes		4,438	(19,214)

Finance expenses, net	6	(23,883)	(10,621)
Foreign exchange gain (loss)		3,926	(29,233)
Loss before income taxes		(15,519)	(59,068)

Income tax recovery	7	4,302	10,118
Net loss		(11,217)	(48,950)

Other comprehensive income (loss):
Loss on financial assets	8	(211)	(194)
Foreign currency translation reserve		(2,398)	16,686
Total other comprehensive income (loss)		(2,609)	16,492

Total comprehensive loss		(13,826)	(32,458)

Loss per share
Basic		(0.04)	(0.20)
Diluted		(0.04)	(0.20)

Weighted average shares outstanding (thousands)
Basic		282,854	246,194
Diluted		282,854	246,194

The accompanying notes are an integral part of these consolidated interim financial statements

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended March 31,
	Note	2021	2020

Operating activities
Net loss for the period		(11,217)	(48,950)
Adjustments for:
Depletion and amortization		15,838	27,148
Income tax recovery	7	(4,302)	(10,118)
Share-based compensation expense	14b	2,920	246
(Gain) loss on derivatives	5	1,991	(5,855)
Finance expenses, net	6	23,883	10,621
Foreign exchange (gain) loss		(4,202)	29,747
Amortization of deferred revenue	12	(987)	(1,140)
Other operating activities		-	2,860
Net change in working capital:
Change in accounts receivable	16	(23,844)	9,314
Change in other working capital items	16	(3,363)	3,798
Cash provided by (used for) operating activities		(3,283)	17,671

Investing activities
Gibraltar capitalized stripping costs	10	(21,452)	(13,916)
Gibraltar capital expenditures	10	(5,010)	(1,544)
Florence Copper development costs	10	(6,351)	(2,023)
Other project development costs	10	(523)	(761)
Purchase of copper put and fuel call options	5	(11,143)	(988)
Proceeds from copper put options		-	2,868
Other investing activities		478	177
Cash used for investing activities		(44,001)	(16,187)

Financing activities
Net proceeds from issuance of senior secured notes	11e	496,098	-
Repayment of senior secured notes	11e	(317,225)	-
Redemption cost on settlement of senior secured notes		(8,714)	-
Interest paid		(5,183)	(994)
Repayment of equipment loans and leases		(4,777)	(4,341)
Proceeds on exercise of options		494	-
Cash provided by (used for) financing activities		160,693	(5,335)
Effect of exchange rate changes on cash and equivalents		(1,501)	822
Increase (decrease) in cash and equivalents		111,908	(3,029)
Cash and equivalents, beginning of period		85,110	53,198
Cash and equivalents, end of period		197,018	50,169

Supplementary cash flow disclosures	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Share-based compensation	-	617	-	-	617
Total comprehensive income (loss) for the period	-	-	16,492	(48,950)	(32,458)
Balance at March 31, 2020	436,318	52,239	23,319	(242,031)	269,845

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	1,454	-	-	1,454
Exercise of options	841	(347)	-	-	494
Total comprehensive loss for the period	-	-	(2,609)	(11,217)	(13,826)
Balance at March 31, 2021	473,711	54,540	5,065	(227,822)	305,494

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three month period ended March 31, 2021 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on May 4, 2021.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2020.

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant. The duration and magnitude of COVID-19's effects on the economy, movement of goods and services across international borders, the copper market, and on the Company's financial and operational performance continues to remain uncertain at this time. As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

The Company will continue to closely monitor the potential impact of COVID-19 on its business.  Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's operating plan, its cash flows, and the valuation of its long-lived assets due to decreases in metal prices, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. Impacts from COVID-19 could also include a temporary cessation of mining operations at the Gibraltar mine due to a localized outbreak amongst personnel at the mine site or in the Company's supply chain.  The Company's access to financing to support the development of its other mineral properties, including the Florence Copper project, could also be negatively impacted or delayed as a result of COVID-19.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

3. REVENUES

	Three months ended
	March 31,
	2021	2020
Copper contained in concentrate	78,750	75,928
Molybdenum concentrate	5,686	3,842
Silver (Note 12)	727	996
Price adjustments on settlement receivables	4,941	(12,960)
Total gross revenue	90,104	67,806
Less: Treatment and refining costs	(3,363)	(5,722)
Revenue	86,741	62,084

4. COST OF SALES

	Three months ended
	March 31,
	2021	2020
Site operating costs	47,156	53,547
Transportation costs	3,305	4,519
Changes in inventories of finished goods	(2,259)	(1,302)
Changes in inventories of ore stockpiles	8,226	(603)
Production costs	56,428	56,161
Depletion and amortization	15,838	27,148
Cost of sales	72,266	83,309

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

5. DERIVATIVE INSTRUMENTS

During the three month period ended March 31, 2021, the Company purchased copper put option contracts for a total of 41 million pounds of copper with maturity dates ranging from July 2021 to December 2021, with a strike price of US$3.75 per pound, at a total cost of $11,143.

The Company recognized a net realized loss of $1,659 on copper put options for 22.5 million pounds with a strike price of $3.20 that expired out-of-the-money during the three month period.

During the three month period ended March 31, 2021, the Company received proceeds of $404 on diesel fuel call options with $313 received after the quarter. There were no fuel call options outstanding at March 31, 2021.

The following table outlines the (gains) losses associated with derivative instruments:

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

	Three months ended
	March 31,
	2021	2020
Realized (gain) loss on copper put options	1,659	(2,507)
Realized gain on fuel call options	(470)	-
Unrealized (gain) loss on copper put options	771	(3,667)
Unrealized loss on fuel call options	31	319
	1,991	(5,855)

6. FINANCE EXPENSES

	Three months ended
	March 31,
	2021	2020
Interest expense	9,746	9,360
Finance expense - deferred revenue (Note 12)	1,368	1,056
Accretion on PER	105	355
Finance income	(75)	(150)
Loss on settlement of long-term debt (Note 11a)	12,739	-
	23,883	10,621

As part of the bond refinancing completed on February 10, 2021, the Company redeemed its US$250 million senior secured notes, which resulted in an accounting loss of $12,739, comprised of $6,941 paid on the call premium, a write-off of deferred financing costs of $4,025 and additional interest costs over the call period of $1,773.

7. INCOME TAX

	Three months ended March 31,
	2021	2020
Current income tax expense	131	-
Deferred income tax recovery	(4,433)	(10,118)
	(4,302)	(10,118)

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

8. OTHER FINANCIAL ASSETS

	March 31, 2021	December 31, 2020
Current:
Marketable securities	1,579	1,791
Copper put options (Note 5)	10,227	1,514
Fuel call options (Note 5)	-	278
	11,806	3,583
Long-term:
Investment in subscription receipts	1,200	1,200
Reclamation deposits	2,798	2,825
Restricted cash	1,258	1,273
	5,256	5,298

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts.  Marketable securities and the investment in subscription receipts are accounted for at fair value through other comprehensive income (FVOCI).

9. INVENTORIES

	March 31, 2021	December 31, 2020
Ore stockpiles	11,139	21,946
Copper contained in concentrate	10,190	7,948
Molybdenum concentrate	415	398
Materials and supplies	28,412	28,549
	50,156	58,841

During the three months ended March 31, 2021, the Company recorded an impairment reversal of $3,740 to adjust the carrying value of ore stockpiles to net realizable value, of which $1,228 is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three months ended March 31, 2021:

Three months ended March 31, 2021
Net book value beginning of period	742,619
Additions:
Gibraltar capitalized stripping costs	24,556
Gibraltar capital expenditures	6,444
Florence Copper development costs	9,933
Yellowhead development costs	479
Aley development costs	44
Other items:
Right of use assets	1,929
Rehabilitation costs asset	1,082
Disposals	(203)
Foreign exchange translation and other	(2,356)
Depletion and amortization	(16,269)
Net book value at March 31, 2021	768,258

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2020	504,995	203,079	18,649	13,861	2,035	742,619
Net additions	32,765	9,894	479	44	-	43,182
Changes in rehabilitation cost asset	1,082	-	-	-	-	1,082
Depletion and amortization	(16,195)	27	-	-	(101)	(16,269)
Foreign exchange translation and other	-	(2,356)	-	-	-	(2,356)
At March 31, 2021	522,647	210,644	19,128	13,905	1,934	768,258

Non-cash additions to property, plant and equipment include $3,104 of depreciation of capitalized stripping.

Since its acquisition of the Florence Copper Project in November 2014, the Company has incurred and capitalized a total of $114.3 million in project development and other costs, including capitalized interest.

Depreciation related to the right of use assets for the three months period ended March 31, 2021 was $941.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

11. DEBT

	March 31, 2021	December 31, 2020
Current:
Lease liabilities (b)	9,248	8,094
Secured equipment loans (c)	7,616	7,536
Lease related obligations (d)	2,024	1,987
	18,888	17,617
Long-term:
Senior secured notes (a)	491,801	313,965
Lease liabilities (b)	11,482	11,829
Secured equipment loans (c)	10,561	12,536
Lease related obligations (d)	6,937	7,457
	520,781	345,787
Total debt	539,669	363,404

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.  A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes (the "2022 Notes") due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) are available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. In addition, until February 15, 2023, the Company may redeem up to 40% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

The settlement of the 2022 Notes resulted in an accounting loss of $12,739 (Note 6).

(b) Lease liabilities

Lease liabilities includes the Company's outstanding lease liabilities under IFRS 16.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(c) Secured equipment loans

The equipment loans are secured by existing mining equipment at the Gibraltar mine and commenced between June, 2018 and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(d) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June, 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(e) Debt continuity

The following schedule shows the continuity of total debt for the first three months of 2021:

Total debt as at December 31, 2020	363,404
Settlement of 2022 Notes	(317,225)
Foreign exchange gain	(1,075)
Write-off of deferred financing charges	4,025
Issuance of 2026 Notes	507,560
Deferred financing charges	(11,462)
Lease additions	3,257
Lease liabilities and equipment loans repayments	(4,777)
Unrealized foreign exchange gain	(4,628)
Amortization of deferred financing charges	590
Total debt as at March 31, 2021	539,669

12. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received were available for general working capital purposes.

The Company recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2020	43,991
Deferred revenue deposit (amendment to silver stream)	8,510
Finance expense	5,172
Amortization of deferred revenue	(4,915)
Balance at December 31, 2020	52,758
Finance expense (Note 6)	1,368
Amortization of deferred revenue	(987)
Balance at March 31, 2021	53,139

	March 31, 2021	December 31, 2020
Current portion of deferred revenue	6,726	5,604
Long-term portion of deferred revenue	46,413	47,154
Total deferred revenue	53,139	52,758

13. OTHER FINANCIAL LIABILITIES

	March 31, 2021	December 31, 2020
Long-term:
Deferred share units (Note 14b)	4,991	3,525

14. EQUITY

(a) Share capital

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

Common shares (thousands)
Common shares outstanding at January 1, 2021	282,115
Exercise of share options	1,002
Common shares outstanding at March 31, 2021	283,117

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at December 31, 2020	8,969	1.19
Granted	2,327	1.58
Exercised	(1,002)	0.66
Expired	(324)	2.86
Outstanding at March 31, 2021	9,970	1.28
Exercisable at March 31, 2021	7,336	1.30

During the three month period ended March 31, 2021, the Company granted 2,327,000 (2020 - 1,096,000) share options to directors, executives and employees, exercisable at an average exercise price of $1.58 per common share (2020 - $0.72 per common share) over a five year period. The total fair value of options granted was $2,024 (2020 - $438) based on a weighted average grant-date fair value of $0.87 (2020 - $0.40) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Three months ended
March 31, 2021
Expected term (years)	5
Forfeiture rate	0%
Volatility	67%
Dividend yield	0%
Risk-free interest rate	0.4%
Weighted-average fair value per option	$0.87

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2021	2,123	2,650
Granted	198	530
Settled	-	(400)
Outstanding at March 31, 2021	2,321	2,780

During the three month period ended March 31, 2021, 198,000 DSUs were issued to directors (2020 - 572,000) and 530,000 PSUs to senior executives (2020 - 825,000). The fair value of DSUs and PSUs granted was $1,235 (2020 - $899), with a weighted average fair value at the grant date of $1.58 per unit for the DSUs (2020 - $0.72 per unit) and $1.74 per unit for the PSUs (2020 - $0.59 per unit).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Share-based compensation expense (recovery) is comprised as follows:

	Three months ended March 31,
	2021	2020
Share options - amortization	1,186	323
Performance share units - amortization	268	294
Change in fair value of deferred share units	1,466	(371)
	2,920	246

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at March 31, 2021 are presented in the following table:

Remainder of 2021	3,863
2022	849
2023	-
2024	-
2025	-
2026 and thereafter	-
Total commitments	4,712

As at March 31, 2021, the Company had outstanding capital commitments of $1,501 (at December 31, 2020 - $2,733).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $13,859 as at March 31, 2021.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	For the three months ended March 31,
	2021	2020
Net change in working capital items:
Accounts receivable	(23,844)	9,314

Change in other working capital items:
Inventories	6,105	(2,970)
Prepaids	(382)	717
Accounts payable and accrued liabilities	(7,275)	(1,378)
Advance payment on product sales	-	6,912
Interest payable	(11)	517
Mineral tax payable	(1,800)	-
	(3,363)	3,798
Non-cash investing and financing activities
Assets acquired under capital lease	1,328	1,211
ROU assets	1,929	1,763

17. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $511,712 and the carrying value is $491,801 at March 31, 2021. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)
	Level 1	Level 2	Level 3	Total

March 31, 2021
Financial assets designated as FVPL
Derivative asset copper put options	-	10,227	-	10,227
	-	10,227	-	10,227
Financial assets designated as FVOCI
Marketable securities	1,579	-	-	1,579
Investment in subscription receipts	-	-	1,200	1,200
Reclamation deposits	2,798	-	-	2,798
	4,377	-	1,200	5,577
December 31, 2020
Financial assets designated as FVPL
Derivative asset copper put options	-	1,514	-	1,514
Derivative asset fuel call options	-	278	-	278
	-	1,792	-	1,792
Financial assets designated as FVOCI
Marketable securities	1,791	-	-	1,791
Investment in subscription receipts	-	-	1,200	1,200
Reclamation deposits	2,825	-	-	2,825
	4,616	-	1,200	5,816

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at March 31, 2021.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.5% based on the relevant loans effective interest rate.

The fair values of Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At March 31, 2021 the Company had settlement receivables of $6,137 (2020 - settlement payables of $1,812).

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at March 31,
2021
Copper increase/decrease by US$0.41/lb.[1]	8,099

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At March 31, 2021, 15.7 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at March 31, 2021 of CAD/USD 1.2575 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.